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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Brokerage of Texas, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South 5th Street

(No. and Street)

Waco	TX	76701
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, L.L.P.

(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300 Dallas	TX	75231
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy R. Kohn _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Investors Brokerage of Texas, Ltd. _____ , as

of December 31, _____ , 20 18 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

Managing Principal

Title



Notary Public



KATIE JEAN WRIGHT
Notary Public
STATE OF TEXAS
ID#131311276
My Comm. Exp. Oct. 9, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)

Report Pursuant to Rule 17a-5(d)

December 31, 2018

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investors Brokerage of Texas, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investors Brokerage of Texas, Ltd. (the "Partnership") as of December 31, 2018, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The information in Schedules I and II is the responsibility of the Partnership's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 28, 2019

We have served as the Partnership's auditor since 2016.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	288,009
Deposit with clearing organization		100,000
Receivable from clearing organization		1,912
Total Assets	$	389,921

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	49,090
Total liabilities		49,090
Partners' capital		340,831
Total Liabilities and Partners' Capital	$	389,921

The accompanying notes are an integral part of these financial statements.

Revenues:		
Commissions income	$	763,358
Advisory fee income		127,754
12b-1 fees		313,843
Group Annuity income		127,552
Interest		11,727
Other revenue		8,383
Total revenues		1,352,617
Expenses:		
Employee compensation, commissions, and benefits		838,766
Lease and other shared expenses		52,820
Clearing fees		26,456
Communications		3,169
Professional fees		16,793
Dues and subscriptions		19,661
Other expenses		33,528
Total expenses		991,193
Net Income	$	361,424

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2018

Balance at December 31, 2017	$	429,407
Dividends		(450,000)
Net income		361,424
Balance at December 31, 2018	$	340,831

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	361,424
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
(Increase) decrease in assets:		
Receivable from clearing organizations		(1,532)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		5,248
Net cash provided (used) by operating activities		365,140
Cash flows from financing activities:		
Dividends paid		(450,000)
Net cash provided (used) by financing activities:		(450,000)
Net decrease in cash and cash equivalents		(84,860)
Cash and cash equivalents at beginning of year		372,869
Cash and cash equivalents at end of year	$	288,009

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Notes to Financial Statements
December 31, 2018

Note 1   Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Investors Brokerage of Texas, Ltd (the "Partnership") is a limited partnership organized under the laws of the State of Texas. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Partnership also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The majority of the Partnership's customers are located in the central and south Texas areas. The Partnership receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Partnership conform to U.S. generally accepted accounting principles and to general practices within the broker-dealer industry.

The accompanying financial statements include only the accounts of the Partnership. The general partner (0.1%) is Insurors General Partner, LLC, which is a wholly-owned subsidiary of the limited partner (99.9%), Insurors.com, Inc. (the "Parent"). The Parent is owned by individual shareholders.

The Partnership carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker, Hilltop Securities in Dallas, Texas.

Use of Estimates

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the company's historic accounting under Topic 605. There was no impact to opening partners' capital as of January 1, 2018, or to revenue for 2018.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the respective advisory platform. The Company provides ongoing investment advice as well as brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the respective advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined. The Company provides advisory services to clients on its respective advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees. Advisors assist the Company in performing its obligations. Fees are billed on a quarterly basis based on the account's value at the end of the quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Interest Income

The Company earns interest income from client margin accounts and cash equivalents, net of operating expense. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Practical Expedients and Exemptions

The Company has applied Topic 606's practical expedient that permits for the non-disclosure of the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed. The Company also applied Topic 606's practical expedient that allows for no adjustment to consideration due to a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or service to the customer will be one year or less.

Income Taxes

The Partnership is a qualified subchapter S subsidiary. The Parent has been approved to pay federal income taxes with an S corporation election. The Partnership and its affiliates are included in the consolidated federal income tax return filed by the Parent. Income taxes are calculated and paid by the shareholders of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Partnership is subject to income taxes in the State of Texas and files a combined return with the Parent. The Partnership's federal and state income tax returns generally remain subject to examination by the Internal Revenue Service and state authorities for three to four years from the date the return is filed.

Note 2   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Partnership had net capital of $340,831 and net capital requirements of $50,000. The Partnership's ratio of aggregate indebtedness to net capital was .1440 to 1.

Note 3   Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material weaknesses in the procedures followed in adhering to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4   Retirement Plan

The Partnership participates in the retirement plan (the "Plan") of a related company which covers substantially all employees. The Plan has a 401(k) provision which allows employees with at least one year and 1,000 hours of service to make contributions. Employee contributions are matched up to 4% of participating compensation. Contributions exceeding 4% are at the discretion of the Plan sponsor. The Partnership made contributions of $23,627 to the Plan for the year ended December 31, 2018.

Note 5   Related Party Transactions

The partnership has an expense sharing agreement with a related entity which covers office space, accounting services and equipment, including equipment maintenance. The related party is in position to, and in the future may, influence the amount of these expenses to the Partnership. Following is a summary of the expenses incurred for 2018 which are included in lease and other shared expenses on the statement of income:

Premise lease	$ 33,918
Equipment and maintenance	6,072
Accounting services	12,830
Total	$ 52,820

Note 6   Commitments and Contingencies

Included in the Partnership's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2018, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7   Concentration Risk

The Partnership has maintained balances in deposit accounts at a financial institution in excess of federally insured limits.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2018

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$	340,831
Add:		
Other deductions or allowable credits		- -
Total capital and allowable subordinated liabilities		340,831
Deductions and/or charges		
Non-allowable assets:		- -
Net capital before haircuts on securities positions		340,831
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		- -
Net capital	$	340,831

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued liabilities	$	49,090
Total aggregate indebtedness	$	49,090

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,273
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 290,831
Net capital, less the greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 280,831
Ratio: Aggregate indebtedness to net capital	0.14 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: Hilltop Securities Inc.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investors Brokerage of Texas, Ltd.

We have reviewed management's statements, included in the accompanying Management's Exemption Report under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Investors Brokerage of Texas, Ltd. (the "Partnership") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the exemption provisions) and (2) the Partnership stated that the Partnership met the identified exemption provisions throughout the most recent fiscal year without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 28, 2019

Investors Brokerage of Texas, Ltd.

Management's Exemption Report

Investors Brokerage of Texas, Ltd. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F .R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F .R. § 240.15c3-3 under the following provisions of 17 C.F .R. § 240.15c3-3(k)(2)(ii)

(2) The Partnership met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2018 through December 31,2018 without exception.

Investors Brokerage of Texas, Ltd.

I, Timothy R. Kohn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Timothy R. Kohn

Title: Managing Principal

February 26, 2019

Investors Brokerage of Texas, Ltd.
225 South Fifth Street
PO Box 2683
Waco, TX 76702-2683
Phone: 254.759.3714
Fax: 254.750.8135
Toll free: 877.803.0655
Member of the Financial Industry Regulatory Authority